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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*

                                  Lycos, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                 --------------------------------------------
                        (Title of Class of Securities)

                                  550818 10 8
                      ----------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 4 Pages

------------------------                                  ---------------------
  CUSIP NO. 550818 10 8                 13G                PAGE 2 OF 4 PAGES
------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CMG@Ventures, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
         Not Applicable                                         (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             8,160,903
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                8,160,903

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         8,160,903

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         59.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM
------
1(a)    Name of Issuer:                            Lycos, Inc.
        ---------------
 (b)    Address of Issuer's Principal              293 Boston Post Road West
        -----------------------------              Marlboro, MA 01752
        Executive Offices:
        -------------------

2(a)    Name of Person Filing:                     CMG@Ventures, L.P.
        ----------------------
                                                   See Exhibit A hereto for identification of the
                                                   general partners and controlling persons thereof.

 (b)    Address of Principal Business              100 Brickstone Square
        -----------------------------              First Floor
        Office:                                    Andover, MA 01810
        -------


 (c)    Citizenship:                               Delaware
        ------------
 (d)    Title of Class of Securities:              Common Stock, $0.01 par value
        -----------------------------
 (e)    CUSIP Number:                              550818  10 8
        --------------
3       Type of Reporting Person:                  Not applicable
        -------------------------
4(a)    Amount Beneficially Owned:                 As of December 31, 1996, CMG@Ventures, L.P., owned
        -------------------------                  8,160,903  shares of  Lycos, Inc., Common Stock, $0.01
                                                   par value, which includes 19,211 shares that may be
                                                   acquired upon the subsequent exercise of options acquired
                                                   by it on October 3, 1996, and currently held by it.


 (b)    Percent of Class:                          59.1%
        ------------------


 (c)    (i) Sole Power to Vote or to
            ------------------------
        Direct the Vote:                           8,160,903
        ----------------


        (ii) Shared Power to Vote or to
             --------------------------
        Direct the Vote:                           0
        -----------------


        (iii) Sole Power to Dispose or
              -----------------------
        to Direct the Disposition Of:              8,160,903
        -----------------------------



        (iv) Shared Power to Dispose or
             --------------------------
        to Direct the Disposition Of:              0
        -----------------------------



5       Ownership of 5% or Less of a
        ----------------------------
        Class:                                     Not applicable
        ------

6       Ownership of More Than 5%
        -------------------------
        on Behalf of Another Person:               Not applicable
        ----------------------------

7       Identification and
        ------------------
        Classification
        --------------
        of the Subsidiary Which
        -----------------------
        Acquired the Securities Being
        -----------------------------
        Reported on by the Parent
        -------------------------
        Holding Company:                           Not applicable
        -----------------

8       Identification and
        ------------------
        Classification
        --------------
        of Members of the Group:                   Not applicable
        -------------------------

9       Notice of Dissolution of Group:            Not applicable
        -------------------------------
10      Certification:                             Not applicable
        --------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and accurate.

                            CMG@VENTURES, L.P.
                            By: CMG@Ventures, Inc., its Managing General Partner



February 13, 1997           /s/ William Williams II
-----------------           --------------------------
Date                        William Williams II
                            Assistant Secretary

                                   EXHIBIT A

                    CONTROL STRUCTURE OF CMG@VENTURES, L.P.


1.   General Partners of CMG@Ventures, L.P.:

             CMG@Ventures, Inc., a Delaware corporation and Managing General Partner ("CMGVI")

             Guy M. Bradley, General Partner

             Andrew J. Hajducky III, General Partner

             Peter H. Mills, General Partner

             David S. Wetherell, General Partner

2.   Controlling Person of CMGVI:

             CMG Information Services, Inc., a Delaware corporation and sole stockholder of CMGVI ("CMG")

3.   Directors and Executive Officers of CMGVI:

             David S. Wetherell, Chairman of the Board, President, Chief Executive Officer, and Secretary

             John A. McMullen, Director

             Gregory M. Avis, Director

             Andrew J. Hajducky III, Treasurer and Chief Financial Officer

             William Williams II, Assistant Secretary

             Peter H. Mills, Vice President

             Guy M. Bradley, Vice President

4.   Directors and Executive Officers of CMG:

             David S. Wetherell, Chairman of the Board, President, Chief Executive Officer, and Secretary

             John A. McMullen, Director

             Gregory A. Avis, Director

             Andrew J. Hajducky III, Treasurer and Chief Financial Officer

             William Williams II, Assistant Secretary